Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated March 25, 2024 to the Registration Statement on Form F-1/A of QMMM Holdings Limited, relating to the audit of the consolidated balance sheets of QMMM Holdings Limited and its subsidiaries (the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ (deficit) equity, and cash flows in each of the years for the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
June 13, 2024	Certified Public Accountants
PCAOB ID: 1171